

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 7, 2016

James C. Stewart
Chief Executive Officer
Keane Group, Inc.
2121 Sage Road
Houston, TX 77056

> **Re: Keane Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 10, 2016**
> **CIK No. 0001688476**

Dear Mr. Stewart:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

Our Company, page 1

2.   Please provide us with supplemental support for the factual assertions in your prospectus. By way of example only, we refer you to the following statements in your summary:

- "We are one of the largest providers of hydraulic fracturing services in the Permian Basin, the Marcellus Shale/Utica Shale and the Bakken Formation by total hydraulic horsepower deployed."

- "Asset utilization across the hydraulic fracturing industry has been reported at approximately 37%."

- "We provide our services in several of the most active basin in the U.S. . . . These regions are expected to account for approximately 71% of all new horizontal wells anticipated to be drilled between 2016 and 2020."

- "Upon a recovery in demand for oilfield services in the U.S., the hydraulic fracturing sector is expected to have among the highest growth rates among oilfield service providers. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a compound annual growth rate ("CAGR") of 30% from 2016 through 2020."

To the extent you do not have independent support for a statement, please revise the language to clarify the basis for the statement.

Our Competitive Strengths, page 3

3.   Please disclose the report dates and provide us copies of the relevant portions of public industry data that you cite or rely on in your filing, including, but not limited to reports by Spears & Associates. Also, please tell us whether any of the reports were prepared for you in connection with the offering. If so, please file any consents as required by Securities Act Rule 436.

Risks Related to Our Indebtedness, page 32

Our substantial level of indebtedness could adversely affect our financial condition, page 32

4.   Please revise the risk factor to clarify that you will not use any proceeds from this offering towards your capital expenditures for 2017.

Use of Proceeds, page 44

5.   You indicate that you intend to use all of the proceeds from this offering, along with the proceeds from the New Senior Debt Facilities and cash, to repay your Existing Term Loan Facility. Please revise to disclose the amount of proceeds from the New Senior Debt Facilities that you intend to draw to repay your Existing Term Loan Facility.

Selected Historical Financial Information of Keane, page 52

6.   We note your cost of services line item excludes certain amounts that constitute costs of revenues, such as depreciation, depletion and amortization. Please include a parenthetical notation along with all "costs of services" captions in your filing to identify the excluded cost items consistent with SAB Topic 11.B.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 53

7.   We note your pro forma financial statements reflect the refinancing of your Existing ABL Facility and notes with a new senior debt facility that you expect to enter into on the date the offering is consummated. Please tell us why you believe your anticipated refinancing transactions are factually supportable in accordance with the requirements of Rule 11-02 of Regulation S-X and should be reflected in your pro forma financial statements at this time.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Keane, page 64

Results of Operations, page 66

8.   When you attribute changes in significant items to more than one factor or element, please quantify the impact of each factor or element. For example, on page 66 you state revenues for the completion services segment were impacted by pricing pressure for your services but were partially offset by higher levels of activity due to the acquired Trican operations; however, quantification of each factor was not provided. Please refer to Item 303(a)(3) of Regulation S-K, FRC Section 501.04 for further guidance.

Capital Expenditures, page 72

9.   Please revise to disclose your capital expenditures for 2017.

Business, 77

10.   We note your disclosures explaining that your completion services segment includes your hydraulic fracturing and wireline businesses and accounted for 99% of your revenues in

2015. We see references to hydraulic fracturing fleets deployed and utilization, also disclosure indicating the cost of making inactive fleets operational.

Please expand your disclosure to clarify the following points.

- Describe the manner by which you define capacity and utilization and quantify utilization for each period.

- Indicate the extent to which your measures of utilization represent revenue generating activity, or include idle fleets / horsepower dedicated to projects and not available for deployment to other customers.

- Explain how measures of horsepower correlate with the equipment utilized and the number of units involved; also indicate the standard or range of horsepower typically dedicated to a project.

- Clarify whether the instances of deployment mentioned constitute incremental capacity, utilization, or both.

Management, page 96

Executive Office and Director Biographies, page 96

11.   Please revise the biographical sketch for Mr. Halverson to provide a description of the principal occupations and employment during each of the most recent five years without gaps or ambiguities in time, pursuant to Item 401(e) of Regulation S-K. For example, it is unclear when Mr. Halverson commenced his current roles at First Reserve and 360 Development Partners.

Executive Compensation, page 104

Narrative Disclosure to Summary Compensation Table, page 104

12.   Please expand your narrative concerning your 2016 and 2015 Annual Bonus Plans to describe the economic performance goals set forth by such plans and the factors that the compensation committee considered in exercising its discretion in making such awards. To the extent you considered the achievement of predetermined goals, describe those goals. Refer to Item 402 of Regulation S-K.

13.   Please file the Annual Bonus Plans referred to on pages 104 and 105 as exhibits to your registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 113

14.   Please provide a basis for not filing certain agreements with your related parties disclosed in this section, such as the asset purchase agreement and the license agreements with Trican.

Financial Statements, page F-1

15.   Please update the financial statements and related information in your registration statement to comply with Rule 3-12 of Regulation S-X.

Exhibits

16.   When available, please file the ABL Credit Facility and the New Term Loan Credit Facility.

17.   We note your disclosure on page 89 that "Due to the limited number of suppliers of certain of [your] raw materials, [you] may not always be able to make alternative arrangements should one of [your] suppliers fail to deliver or timely deliver [your] materials." Please tell us what consideration you gave to filing the supply agreements that you are substantially dependent upon. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Closing Comments

        You may contact Joseph Klinko, Staff Accountant at 202-551-3824 or, in his absence, Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me at 202-551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources